UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A

For the Annual Period Ended December 31, 2022

CURRENT ENERGY AND RENEWABLES CORP.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11320

Nevada

(State or other jurisdiction of incorporation or organization)

36-4959521

(I.R.S. Employer Identification No.)

5 Cowboys Way, Suite 300

Frisco, Texas 75034

(Address of principal executive offices)

972-464-1904

Issuer’s telephone number, including area code

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

CERTAIN STATEMENTS CONTAINED IN THIS ANNUAL REPORT ON FORM 1-K CONSTITUTE "FORWARD-LOOKING STATEMENTS.” THESE STATEMENTS, IDENTIFIED BY WORDS SUCH AS “PLAN,” "ANTICIPATE,” "BELIEVE,” "ESTIMATE,” "SHOULD,” "EXPECT" AND SIMILAR EXPRESSIONS INCLUDE THE COMPANY’S EXPECTATIONS AND OBJECTIVES REGARDING THE COMPANY’S FUTURE FINANCIAL POSITION, OPERATING RESULTS AND BUSINESS STRATEGY. THESE STATEMENTS REFLECT THE CURRENT VIEWS OF MANAGEMENT WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE COMPANY’S ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS, OR INDUSTRY RESULTS, TO BE MATERIALLY DIFFERENT FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY EXPRESSLY DISCLAIMS ANY INTENTION TO UPDATE ANY FORWARD-LOOKING INFORMATION CONTAINED IN THIS REPORT UNLESS REQUIRED BY LAW TO DO SO.

Item 1.	Business

Company Overview

Current Energy and Renewables Corp. (formerly “Armm Inc.”) (“the Company” or “Armm”) was incorporated in the State of Nevada on September 20, 2018 as Veritransfer Inc. The Company was originally incorporated as Blockregistry Corp. (“Blockregistry”) in the British Virgin Islands on March 13, 2018. On June 29, 2021, the Company changed its name from Veritransfer Inc. to Armm Inc. On November 2, 2023, the Company changed its name from Armm Inc. to Current Energy and Renewables Corp.

On September 12, 2022, the Company entered into an Agreement and Plan of Merger (the “Agreement”) with Current Energy and Renewables Corp. (“CER”), a supplier of renewable and traditional energy to commercial and industrial clients in deregulated markets. Under the terms of the Agreement, CER will combine with a subsidiary of Armm, and will become a publicly traded entity under the name “Current Energy and Renewables Corp.” The transaction closed on June 2, 2023, however the Board of Directors was changed to representatives of CER prior to closing in February 2023. As consideration for the acquisition of CER, each former CER shareholder received 1.75 common shares of the Company in exchange for each common share of CER. Following the completion of the Acquisition, the former CER shareholders now hold approximately 91% of the issued and outstanding shares of the Company. In November 2023, the Company increased its authorized common shares to 250,000,000 and changed its name to “Current Energy and Renewables Corp.” On September 12, 2022, the Company incorporated a wholly-owned subsidiary to facilitate this transaction, Armm Acquisition Corp. The transaction is being accounted for as a reverse merger and recapitalization of CER in which CER is the accounting acquirer and Armm is the accounting acquiree. The prior business of Armm has ceased as of the closing date.

CER is a supplier of renewable and traditional energy to commercial and industrial clients in deregulated markets. CER offers our clients the ability to reach their sustainability goals by providing a comprehensive renewable energy product offering. The CER team boasts over 40 years of international energy industry experience and is focused on streamlining all components of energy supply.

Our Mission

CER is a retail energy provider in deregulated states providing traditional and renewable energy and competitive prices to large and small commercial and industrial customers. CER procures energy at wholesale prices and sells at retail prices.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

A.	Operating Results Overview

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

The Company generated no revenues in the years ended December 31, 2022 (“Fiscal 2022”) and December 31, 2021 (“Fiscal 2021”). We incurred a net loss totaling $3,168,336 for Fiscal 2022 and $2,224,660 for Fiscal 2021 after recording a deferred income tax benefit of $184,118 for Fiscal 2021. The net loss before deferred income tax benefit amounted to $2,408,778.

Total operating expenses consist of consulting services, filing services, legal and professional services, marketing, research and development costs, impairment of intangible assets, write-off of a subscription receivable, office and other, travel and general and administrative expenses. Operating expenses totaled $3,153,259 in Fiscal 2022, compared to $2,431,000 in Fiscal 2021, an increase of $722,259 or 30%. This increase was primarily due to an increase of $443,721 in marketing expenses and impairment of intangible assets of $580,923 offset by a decrease of $63,447 in consulting services, $28,226 in filing services, $39,646 in legal and professional services, $100,921 in research and development expenses, $31,204 in office and other expenses, and a write-off of a subscription receivable of $18,998.

Research and development expenses relating to the commercialization of the Armm app totaled $30,005 in Fiscal 2022, compared to $130,926 in Fiscal 2021, a decrease of $100,921 or 77%.

As mentioned above, marketing expenses of $973,939 for Fiscal 2022 were associated with marketing the Company’s app to attract viewers and subscribers and raising capital under its Reg A Offering circular filed with the SEC in November 2020.

Consulting services decreased from $1,426,886 in Fiscal 2021 to $1,363,439 in Fiscal 2022 or 4%. The services were driven by engaging consultants to provide market research and product development. Stock-based awards awarded to key employees and consultants in the form of shares and options are recognized in consulting services in the Statement of Operations.

Other expense (income) consisted of a gain from the forgiveness of an accounts payable of $45,000 in Fiscal 2021 and interest expense of $16,831 in Fiscal 2022 and $18,609 in Fiscal 2021.

A deferred income tax benefit in the amount of $184,118 was recorded in Fiscal 2021.

B.	Liquidity and Capital Resources

As of December 31, 2022, the Company had $12 in cash and cash equivalents on hand. Since inception, the Company has relied on the advances from shareholders and directors in the form of debt financing and the sale of stock. We had cash of $149,977 at December 31, 2021.

At December 31, 2022, the Company had not yet achieved profitable operations, had an accumulated deficit of $8,232,258 since inception and expects to incur further losses in the development of its business, all of which casts substantial doubt upon the Company’s ability to continue as a going concern and, therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business. Subsequent to December 31, 2022, Armm Inc. and Current Energy and Renewables Corp. completed a merger transaction which closed on June 9, 2023.

During the year ended December 31, 2022, operating activities used $544,965 of cash primarily due to the net loss for the year as adjusted for non-cash items including stock-based compensation, and intangibles impairment and as adjusted for changes in operating assets and liabilities.

Cash provided by financing activities during the year ended December 31, 2022 was $395,000 and related to proceeds from the sale of stock, a related party loan and the exercise of stock options and warrants. Since inception, our capital needs have primarily been met by issuance of shares.

C.	Plan of Operations

Our plan of operation for the 12 months ended December 31, 2024 is as follows:

CER is currently registered in the states of Ohio and Pennsylvania with plans to enter the New York, New Jersey, Illinois and Texas Markets in 2024 and Massachusetts, New Hampshire, Maine and Florida in 2025. The registration is required in order to do business in those states.

D.

Trend Information

Deregulated energy markets are growing with more states heading in this direction, discussions of Arizona and Nevada are currently on the table and being discussed at high government levels in those 2 states.

E.	Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F.	Critical Accounting Policies

We have identified the policies outlined below as critical to our business operations and an understanding of our results of operations. The list is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations where such policies affect our reported and expected financial results. Note that our preparation of the financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

The accounting for intangible assets and the assessment of impairment is a critical accounting policy. We must determine which items qualify for capitalization as intangible assets. We must also consider if there are any indicators of impairment of the intangibles. During the year ended December 31, 2022, we recognized impairment expense over the entire intangible asset balance. The Company made this assessment based on the fact that the intangible assets were not currently generating income for the Company and the Company was unable to determine whether future economic benefits were expected from the intangible assets’ use or disposal.

Income taxes are one such critical accounting policy. Income taxes are recorded on an accrual basis of accounting based on tax positions taken or expected to be taken in a tax return. A tax position is defined as a position in a previously filed tax return or a position expected to be taken in a future tax filing that is reflected in measuring current or deferred income tax assets and liabilities. Tax positions are recognized only when it is more likely than not (i.e., likelihood of greater than 50%), based on technical merits, that the position would be sustained upon examination by taxing authorities. Tax positions that meet the more likely than not threshold are measured using a probability-weighted approach as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement. Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. A valuation allowance is established to reduce deferred tax assets if all, or some portion, of such assets will more than likely not be realized. Should they occur, our policy is to classify interest and penalties related to tax positions as income tax expense. Since our inception, no such interest or penalties have been incurred.

G.	Additional Company Matters

The Company has not filed for bankruptcy protection nor has it ever been involved in receivership or similar proceedings. The Company is not presently involved in any legal proceedings material to the business or financial condition of the Company. The Company does not anticipate any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business, in the next 12 months.

Item 3.	Directors, Executive Officers and Significant Employees

As of December 31, 2022, the directors and officers of the company were Mark Lawson (CEO and Director), Ralph Proceviat (CFO), Nico Civelli (Director), Karla Rivera (Director) and Jacob Herman (Director). The company’s officers and directors as of the date of this document are as follows. The company does not currently employ any “significant employees” as defined by the Commission.

Name	Position	Age
Executive Officers:
David Coburn	CEO	62
John Varnell	SVP Sales and Marketing	52
Sue Smith	CFO	54
Directors:
David Coburn	Chairman	62
Kelly Castledine	Director	53
Mike Raffan	Director	54
John Varnell	Director	52
Qass Singh	Director	36
Lenny Curry	Director	52
Frank Kukielka	Advisory Board	44

David Coburn - Executive Chairman & Director

An experienced leader, David has spent the past 25 years developing and growing Companies worth a cumulative $1 billion in renewable energy, plastics and chemicals in partnership with multinationals such as GE, Dow Chemical, Dupont, BASF and Bayer.

Kelly Castledine -Director

A dynamic and accomplished energy executive and Certified Professional in Investor Relations for Algonquin Power & Utilities, taking them to a $2.5 billion market cap from $200 million in five years, one of the roles in which she developed extensive institutional relationships across North America.

Mike Raffan - Director

Mike is a graduate from the ESG program at Stanford University in Palo Alto, California and he has been very successful with incorporating his ESG values into many businesses in his past business endeavors in industries such as agriculture, consumer goods and energy. Mike will lead the CER team in its transition from the old world to the new world of sustainable energy while achieving a robust profit.

John Varnell -SVP, Sales & Marketing & Director

John was a founder and the driving sales force at Texas Commercial Energy and Stream Energy, both companies he took to $1 billion in annual sales. Aside from his experience in the commercial energy brokerage arena, he has extensive experience working in other deregulated markets including airlines and telecoms.

Sue Smith- Chief Financial Officer

Sue Smith is a graduate of Texas Tech University with a BSBA in Accounting and is a Certified Public Accountant with 30 years’ experience in the Texas energy markets. Sue brings a wealth of experience in the energy markets and is a vital component to the CER finance and accounting team.

Lenny Curry- Director

Lenny Currey was the Mayor of Jacksonville, Florida from 2015 to 2023, the Chairman of the Republican Party in Florida from 2011 to 2014, and is also the co-founder of ICX Group, Inc., based in Jacksonville, Florida. Lenny is a graduate of the University of Florida with a BSBA in Accounting and is a Certified Public Accountant. Lenny worked for PricewaterhouseCoopers from 1995 to 2002.

Qass Singh- Director

Qass Singh is a resident of Ponte Vedra Beach, Florida, and is an executive at KORE Insurance Holdings. Qass is a co-champion of the 2022 PGA PNC Championship in Orlando, Florida and he is the managing director of the Singh Family Investment Group.

Frank Kukielka -Advisory Board Member

Frank is a senior VP with Boston Energy Trading and Marketing (BETM) a wholly owned subsidiary of Mitsubishi Corp /Japan. Frank is one of the key leaders at BETM and has core competencies in mergers and acquisitions, renewable energy, risk and portfolio management and reviewing complex pricing models in wholesale and retail energy. Frank brings a strong analytical presence to the CER team as it prepares for strong growth.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2022, we compensated our highest paid executive officers and directors as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation* ($)	Total compensation ($)
Mark Lawson	Former Chairman	0	194,368	194,368
Ralph Proceviat	Former Chief Financial Officer	48,000	0	48,000
Nico Civelli	Former Director	0	194,368	194,368
Karla Rivera	Former Director	0	39,109	39,109
Jacob Herman	Former Director	0	39,109	39,109

Dave Coburn	Chairman	0	0	0
Sue Smith	Chief Financial Officer	0	0	0
Mike Raffin	Director	0	0	0
Lenny Curry	Director	0	0	0
Qass Singh	Director	0	0	0
Kelly Castledine	Director	0	0	0

The Company does not pay any cash compensation to its directors in connection with their board service.

Employment Agreements

None of the officers or directors have employment agreements with us. We may enter into employment agreements with those or others in the future. A stock incentive program for our directors, executive officers, employees and key consultants has been established.

Board of Directors

Our board of directors currently consists of five directors. Two of our directors, Kelly Castledine and Mike Raffan, are “independent” as defined in Rule 4200 of FINRA’s listing standards. We may appoint additional independent directors to our board of directors in the future, particularly to serve on committees should they be established.

Committees of the Board of Directors

We may establish an audit committee, compensation committee, a nominating and governance committee and other committees to our Board of Directors in the future, but have not done so to date. Until such committees are established, matters that would otherwise be addressed by such committees will be acted upon by the Board of Directors.

Director Compensation

We currently do not pay our directors any compensation for their services as board members, with the exception of reimbursing for board related expenses. In the future, we may compensate directors, particularly those who are not also employees and who act as independent board members, on either a per meeting or fixed compensation basis.

Limitation of Liability and Indemnification of Officers and Directors

Our Bylaws limit the liability of directors and officers of the Company to the maximum extent permitted by Nevada law. The Bylaws state that the Company shall indemnify and hold harmless each person who was or is a party or is threatened to be made a party to, or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or an officer of the Company or such director or officer is or was serving at the request of the Company as a director, officer, partner, member, manager, trustee, employee or agent of another company or of a partnership, limited liability company, joint venture, trust or other enterprise.

The Company believes that indemnification under our Bylaws covers at least negligence and gross negligence on the part of indemnified parties. The Company also may secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our Bylaws permit such indemnification.

The Company may also enter into separate indemnification agreements with its directors and officers, in addition to the indemnification provided for in our Bylaws. These agreements, among other things, may provide that we will indemnify our directors and officers for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of such person’s services as one of our directors or officers, or rendering services at our request, to any of its subsidiaries or any other company or enterprise. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers.

There is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

For additional information on indemnification and limitations on liability of our directors and officers, please review the Company’s Bylaws, which are attached to the Reg A Offering Circular dated November 9, 2020 filed with the SEC.

Item 4.	Security Ownership of Management and Certain Securityholders

The following table sets out, as of the date of this Form 1-K, the securities of the Company that are owned by executive officers and directors, and other persons holding more than 10% of each class of the Company’s voting securities or having the right to acquire those securities. These calculations are based on outstanding as not all shares have been issued at this time.

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	David Coburn	27,738,960	12.69%
Common Stock	All executive officers and directors as a group (8 people in group)	27,738,960	12.69%

Beneficial ownership and percentage ownership are determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to securities. This information does not necessarily indicate beneficial ownership for any other purpose. No other directors or officers hold any securities at this time.

Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each shareholder named in the above table possesses sole voting and investment power over their shares of Common Stock

Item 5.	Interest of Management and Others in Certain Transactions

The Company has entered into the following transactions in which the management or related persons have interest in outside of the ordinary course of our operations:

During the year ended December 31, 2022, professional fees of $48,000 (2021 - $69,000) were charged by a company controlled by the former CFO of the company.

During the year ended December 31, 2022, 550,000 stock options were granted to the former President and former directors of the Company resulting in share-based compensation being recorded of $427,845 (2021 - $nil).

Due to related parties at December 31, 2022 are amounts owing to the former President and former CFO of the Company of $82,432 (2021 - $55,654). All amounts are non-interest bearing, unsecured and due on demand.

On January 15, 2021, the Company entered into a Shareholder Loan Agreement for $250,000 with a company controlled by a former director of the Company. The loan is unsecured, bears interest at 10% per annum and had a maturity date of June 30, 2021, which was extended to June 30, 2022 and subsequently extended to December 31, 2023. During the year ended December 31, 2021, $125,000 of the loan was repaid and interest of $17,568 was expensed. During the year ended December 31, 2022, additional proceeds of $170,000 related to the loan were received, $125,000 of the loan was repaid and interest of $14,120 was expensed. At December 31, 2022 the balance of the loan was $170,000 (2021 - $125,000) and interest payable on the loan was $31,688 (2021 - $17,568).

Item 6.	Other Information

None.

Item 7.	Financial Statements

Current Energy and Renewables Corp. and Subsidiary

(formerly “Armm Inc.”)

Consolidated Financial Statements

December 31, 2022 and 2021

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of:

Current Energy and Renewables Corp. (fka. ARMM, Inc.)

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Current Energy and Renewables Corp. and Subsidiary (fka ARMM, Inc.) (the “Company”) as of December 31, 2022, the related statements of operations, changes in stockholders’ equity (deficit) and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The financial statements of the Company as of December 31, 2021, were audited by other auditors whose report dated April 29, 2022, on those statements was unqualified except that it included an explanatory paragraph that described the risk of the Company’s ability to continue as a going concern.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company had a net loss and cash used in operations of $3,168,336 and $544,965, respectively, in 2022 and an accumulated deficit, stockholders’ deficit and working capital deficit of $8,232,258, $707,891 and $707,891 respectively at December 31, 2022 and has changed its business subsequent to year end pursuant to a reverse merger. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s Plan in regard to these matters is also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7326

Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920

www.salbergco.com • info@salbergco.com

Member National Association of Certified Valuation Analysts • Registered with the PCAOB

Member CPAConnect with Affiliated Offices Worldwide • Member AICPA Center for Audit Quality

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Salberg & Company, P.A.

SALBERG & COMPANY, P.A.

We have served as the Company’s auditor since 2023.

Boca Raton, Florida

December 22, 2023

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7326

Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920

www.salbergco.com • info@salbergco.com

Member National Association of Certified Valuation Analysts • Registered with the PCAOB

Member CPAConnect with Affiliated Offices Worldwide • Member AICPA Center for Audit Quality

Current Energy and Renewables Corp. and Subsidiary

(formerly “Armm Inc.”)

Consolidated Balance sheets

At December 31, 2022 and 2021

	December 31, 2022	December 31, 2021
ASSETS
Current assets
Cash	$12	$149,977
Prepaids	2,370	542,993
TOTAL CURRENT ASSETS	2,382	692,970

Intangible assets	-	580,923

TOTAL ASSETS	$2,382	$1,273,893

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$426,153	$293,205
Due to related parties	82,432	55,654
Related party interest payable	31,688	17,568
Related party loan	170,000	125,000
TOTAL CURRENT LIABILITIES	710,273	491,427

Commitment to issue common shares	-	250,000

TOTAL LIABILITIES	710,273	741,427

Commitments and contingencies (Footnote 6)

STOCKHOLDERS’ (DEFICIENCY) EQUITY
Preferred shares
Authorized: 100,000,000 preferred shares with $0.0001 par value
Issued and outstanding: Nil (December 31, 2021 – Nil)
Common shares
Authorized: 250,000,000 common shares with $0.0001 par value
Issued and outstanding: 20,669,205 (December 31, 2021 – 19,492,955)	2,067	1,948
Additional paid-in capital	7,522,300	5,594,440
Accumulated deficit	(8,232,258)	(5,063,922)

TOTAL STOCKHOLDERS’ (DEFICIENCY) EQUITY	(707,891)	532,466

TOTAL LIABILITIES AND STOCKHOLDERS’ (DEFICIENCY) EQUITY	$2,382	$1,273,893

The accompanying notes are an integral part of these consolidated financial statements.

Current Energy and Renewables Corp. and Subsidiary

(formerly “Armm Inc.”)

Consolidated Statements of Operations

For the years ended December 31, 2022 and 2021

	2022	2021
OPERATING EXPENSES
Consulting services	$1,363,439	$1,426,886
Filing services	38,439	66,665
Insurance	18,141	27,904
Legal and professional services	139,033	178,679
Office and other	6,493	37,697
Marketing	973,939	530,218
Rent	2,152	3,397
Research and development	30,005	130,926
Travel	695	9,630
Impairment of intangible assets	580,923	-
Write-off of subscriptions receivable	-	18,998
TOTAL OPERATING EXPENSES	(3,153,259)	(2,431,000)

OTHER (EXPENSE) INCOME
Forgiveness of accounts payable	-	45,000
Foreign exchange gain (loss)	1,754	(4,169)
Interest expense	(16,831)	(18,609)

Net loss, before deferred income tax benefit	(3,168,336)	(2,408,778)
Deferred income tax benefit	-	184,118

NET LOSS	$(3,168,336)	$(2,224,660)

Net loss per share – basic and diluted	$(0.16)	$(0.12)

Weighted average number of shares outstanding – basic and diluted	20,361,061	17,948,335

The accompanying notes are an integral part of these consolidated financial statements.

Current Energy and Renewables Corp. and Subsidiary
(formerly “Armm Inc.”)
Consolidated Statements of Changes in Stockholders’ Equity (Deficit)
For the years ended December 31, 2022 and 2021

	Number of Common Shares	Amount	Additional Paid-in Capital	Subscriptions receivable	Accumulated Deficit	Total Stockholders’ Equity (deficit)
Balance at December 31, 2020	17,214,560	$1,723	$3,098,035	$(56,498)	$(2,839,262)	$203,998

Issued during the year:
Shares issued pursuant to private placements, net of issue costs	260,053	23	489,549	37,500	-	527,072
Shares issued for consulting services	525,547	53	842,647	-	-	842,700
Shares issued for prepaid consulting services	392,795	39	785,551	-	-	785,590
Exercise of stock options	600,000	60	149,940	-	-	150,000
Exercise of warrants	500,000	50	124,950	-	-	125,000
Deferred income tax benefit	-	-	(184,118)	-	-	(184,118)
Write-off of subscriptions receivable	-	-	-	18,998	-	18,998
Share-based compensation - options	-	-	287,886	-	-	287,886
Net loss	-	-	-	-	(2,224,660)	(2,224,660)

Balance at December 31, 2021	19,492,955	$1,948	$5,594,440	$-	$(5,063,922)	$532,466

Issued during the year:
Share issued pursuant to private placement, net of issue costs	250,000	26	499,974	-	-	500,000
Shares issued for consulting services	491,250	49	697,451	-	-	697,500
Shares issued for settlement of accounts payable	35,000	4	69,996	-	-	70,000
Exercise of stock options	400,000	40	99,960	-	-	100,000
Share-based compensation - options	-	-	560,479	-	-	560,479
Net loss	-	-	-	-	(3,168,336)	(3,168,336)

Balance at December 31, 2022	20,669,205	$2,067	$7,522,300	$-	$(8,232,258)	$(707,891)

The accompanying notes are an integral part of these consolidated financial statements.

Current Energy and Renewables Corp. and Subsidiary

(formerly “Armm Inc.”)

Consolidated Statement of Cashflows

For the years ended December 31, 2022 and 2021

	2022	2021
OPERATING ACTIVITIES
Net loss	$(3,168,336)	$(2,224,660)
Adjustments to reconcile net loss to net cash flows used in operating activities:
Share-based compensation - options	560,479	287,886
Shares issued for consulting services	697,500	842,700
Gain on forgiveness of accounts payable	-	(45,000)
Write-off of subscription receivable	-	18,998
Impairment of intangible assets	580,923	-
Deferred income tax benefit	-	(184,118)
Change in operating assets and liabilities:
Prepaids and advances	540,623	282,597
Accounts payable and accrued liabilities	202,948	(66,525)
Due to related parties	26,778	41,784
Related party interest payable	14,120	17,568

Cash flows used in operating activities	(544,965)	(1,028,770)

FINANCING ACTIVITIES
Proceeds from the issuance of common shares, net of issue costs	250,000	527,072
Proceeds from the exercise of stock options	100,000	150,000
Proceeds from exercise of warrants	-	125,000
Proceeds from commitment to issue common shares	-	250,000
Proceeds from related party loan	170,000	250,000
Payments on related party loan	(125,000)	(125,000)

Cash flows provided by financing activities	395,000	1,177,072

INCREASE (DECREASE) IN CASH	(149,965)	148,302

CASH, BEGINNING OF THE YEAR	149,977	1,675

CASH, END OF THE YEAR	$12	$149,977

Non-cash financing activities:
Shares issued for commitment to issue common shares	$250,000	$-
Prepaid consulting services purchased with common stock	$-	$785,590
Shares issued for settlement of accounts payable	$70,000	$-

The accompanying notes are an integral part of these consolidated financial statements.

Current Energy and Renewables Corp. and Subsidiary

(formerly “Armm Inc.”)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

1.	NATURE OF BUSINESS AND BASIS OF PRESENTATION

Current Energy and Renewables Corp. (formerly “Armm Inc.”) (“the Company” or “Armm”) was incorporated in the State of Nevada on September 20, 2018 as Veritransfer Inc. The Company was originally incorporated as Blockregistry Corp. (“Blockregistry”) in the British Virgin Islands on March 13, 2018. On June 29, 2021, the Company changed its name from Veritransfer Inc. to Armm Inc. On November 2, 2023, the Company changed its name from Armm Inc. to Current Energy and Renewables Corp.

The Company is headquartered in Frisco, Texas and its principal operations are located in Frisco, Texas. The Company has developed a firearms lifestyle platform that is focused on Self Reliance, while impactfully addressing the explosion of first time gun owners and filling the educational void in an apolitical way via safety and training modules with their application and platform. Through emerging technologies, they empower citizens to manage all aspects of their passion-driven lifestyle in a secure and seamless manner.

On September 12, 2022, the Company entered into an Agreement and Plan of Merger (the “Agreement”) with Current Energy and Renewables Corp. (“CER”), a supplier of renewable and traditional energy to commercial and industrial clients in deregulated markets. Under the terms of the Agreement, CER will combine with a subsidiary of Armm, and will become a publicly traded entity under the name “Current Energy and Renewables Corp.” The transaction closed on June 2, 2023, however the Board of Directors was changed to representatives of CER prior to closing in February 2023. As consideration for the acquisition of CER, each former CER shareholder received 1.75 common shares of the Company in exchange for each common share of CER. Following the completion of the Acquisition, the former CER shareholders now hold approximately 91% of the issued and outstanding shares of the Company. In November 2023, the Company changed its name to “Current Energy and Renewables Corp.” On September 12, 2022, the Company incorporated a wholly-owned subsidiary to facilitate this transaction, Armm Acquisition Corp. The transaction is being accounted for as a reverse merger and recapitalization of CER in which CER is the accounting acquirer and Armm is the accounting acquiree. The prior business of Armm has ceased as of the closing date.

Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), which contemplates continuity of operations, realization of assets and liabilities and commitments in the normal course of business. During 2022, the Company had not yet achieved profitable operations and had a net loss and cash used in operations of $3,168,336 and $544,965, respectively. At December 31, 2022, the Company had an accumulated deficit, stockholders’ deficit and working capital deficit of $8,232,258, $707,891 and $707,891, respectively. Furthermore, the Company ceased operations after December 31, 2022 and entered into a Reverse Merger Agreement which changes its business going forward (Note 8). All of these factors cast substantial doubt upon the Company’s ability to continue as a going concern for a period of 12 months from the issuance date of this report and, therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business.

The accompanying consolidated financial statements do not reflect any adjustments that might result if the Company is unable to continue as a going concern. The ability of the Company to continue as a going concern and appropriateness of using the going concern basis is dependent upon, among other things, additional cash infusion.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiary, Armm Acquisition Corp. All inter-company accounts and transactions have been eliminated in consolidation.

Current Energy and Renewables Corp. and Subsidiary

(formerly “Armm Inc.”)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and also requires disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant estimates made by management include the estimated lives and valuation of intangible assets, valuation of share based compensation, and valuation of deferred income tax assets.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturity of three months or less at the time of purchase to be cash equivalents. At December 31, 2022 and 2021, the Company did not hold such investments.

Intangible Assets

The Company accounts for intangible assets in accordance with ASC 350, Intangibles – Goodwill and Other Intangibles. Intangible assets that have finite lives will be amortized using the straight-line method over their estimated useful lives. In particular, software development costs are accounted for in accordance with ASC 350-40, Intangibles – Goodwill and Other, Internal-Use Software. Software development costs are capitalized when technological feasibility and marketability of the related product has been established. On December 1, 2018, the Company established technological feasibility upon successful completion and testing of the Company’s first working product pilot. Capitalized software costs will be amortized on a product-by-product basis over five years, beginning when the product is available for general release to customers. The Company also has pending patents included in its intangible assets. The pending patents will be amortized over 20 years when the final patents are granted.

Intangible assets with a finite life are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an intangible asset is measured by comparing the carrying amount of the asset to the future undiscounted cash flows. If the future undiscounted cash flows of the asset are lower than its carrying value, the Company recognizes an impairment loss for the amount by which the carrying value of the asset exceeds the related estimated fair value. Intangible assets with indefinite lives are reviewed for impairment annually or more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired.

Research and Development Costs

Internal costs relating to research and development costs incurred for new software products and enhancements to existing products, other than certain software development costs that qualify for capitalization, are expensed as incurred. The Company engages in a variety of research and development activities and continues to invest to improve and upgrade its internally developed software. Patent applications and related professional fees are capitalized as intangible assets. Consumer research is excluded from research and development costs and included in marketing and consulting expenses.

Earnings (Loss) Per Share

The Company computes net loss per share in accordance with ASC 260, Earnings per Share. ASC 260 requires presentation of both basic and diluted earnings per share (“EPS”) on the face of the statement of operations. The basic loss per common share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding. Diluted loss per common share is computed similar to basic loss per common share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. For the year ended December 31, 2022, net loss per share excludes 1,700,000 (2021 – 2,475,000) potentially dilutive common shares (related to outstanding options and warrants) as their effect was anti-dilutive.

Current Energy and Renewables Corp. and Subsidiary

(formerly “Armm Inc.”)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

Fair Value Measurements

The book value of cash, accounts payable and accrued liabilities, due to related parties, related party interest payable and related party loan approximate their fair values due to the immediate or short-term maturity of those instruments. The fair value hierarchy under US GAAP is based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

Level 1 -	quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 -	observable inputs other than Level I, quoted prices for similar assets or liabilities in active prices whose inputs are observable or whose significant value drivers are observable; and

Level 3 -	assets and liabilities whose significant value drivers are unobservable by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company does not have assets or liabilities measured at fair value on a recurring basis.

Foreign Currency Translation

The functional currency of the Company’s operations is the US dollar. Monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired, or obligations incurred. Gains and losses arising on translation or settlement of foreign currency denominated transactions or balances are included in the determination of net income.

Income Taxes

The Company accounts for income taxes using the liability method. The liability method provides that deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

The Company has adopted the provisions of FASB ASC 740, Income Taxes, regarding accounting for uncertainty in income taxes. The Company initially recognizes tax positions in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions are initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority, assuming full knowledge of the position and all relevant facts. Application requires numerous estimates based on available information. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, and its recognized tax positions and tax benefits may not accurately anticipate actual outcomes. As additional information is obtained, there may be a need to periodically adjust the recognized tax positions and tax benefits. These periodic adjustments may have a material impact on the statements of operations. When applicable, the Company classifies penalties and interest associated with uncertain tax positions as a component of income tax expense in its statement of operations.

Share-based Compensation

The Company accounts for share-based compensation in accordance with the provisions of ASC 718, Stock Compensation, which establishes the accounting for share-based awards and the inclusion of their fair value in net earnings in the respective periods the awards were earned. Consistent with the provisions of ASC 718, the Company estimates the fair value of stock options and warrants using the Black-Scholes option-pricing model at the date of the grant. Fair value is estimated on the date of grant and is then recognized as expense in the statement of operations over the requisite service period (generally the vesting period).

Current Energy and Renewables Corp. and Subsidiary

(formerly “Armm Inc.”)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

New Accounting Pronouncements

Accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

3.	INTANGIBLE ASSETS

The Company owned intangible assets which included patents pending and software development costs. The software application was developed internally. At December 31, 2022 and 2021, the total capitalized intangible assets were as follows:

	December 31, 2022	December 31, 2021
Patents pending	$-	$11,591
Internally developed software	-	569,332

Total intangible assets	$-	$580,923

During the year ended December 31, 2022, the Company determined that there were indicators of impairment on the intangible assets and accordingly, the Company wrote down its patents pending and internally developed software to $nil, and a charge to operations of $580,923 was recognized. The Company made this assessment based on the fact that the intangible assets were not currently generating income for the Company and the Company was unable to determine whether future economic benefits were expected from the intangible assets’ use or disposal.

Patents are definite life intangible assets with an estimated useful life of 20 years. Internally developed software assets are definite life intangible assets with an estimated useful life of five years. As none of the intangible assets were yet placed in service prior to their impairment, no amortization has been recognized.

4.	RELATED PARTY TRANSACTIONS

During the year ended December 31, 2022 and 2021, the Company had the following related party transactions and balances:

During the year ended December 31, 2022, professional fees of $48,000 (2021 - $69,000) were charged by a company controlled by the former CFO of the Company.

During the year ended December 31, 2022, 550,000 stock options were granted to the former President and former directors of the Company resulting in share-based compensation being recorded of $427,845 (2021 - $nil).

Due to related parties at December 31, 2022 are amounts owing to the former President and to the CFO of the Company of $82,432 (December 31, 2021 - $55,654). All amounts are non-interest bearing, unsecured and due on demand.

On January 15, 2021, the Company entered into a Shareholder Loan Agreement for $250,000 with a company controlled by a former director of the Company. The loan is unsecured, bears interest at 10% per annum and had a maturity date of June 30, 2021, which was extended to June 30, 2022 and subsequently extended to December 31, 2023. During the year ended December 31, 2021, $125,000 of the loan was repaid and interest of $17,568 was expensed. During the year ended December 31, 2022, additional proceeds of $170,000 related to the loan were received, $125,000 of the loan was repaid and interest of $14,120 was expensed. At December 31, 2022 the balance of the loan was $170,000 (2021 - $125,000) and interest payable on the loan was $31,688 (2021 - $17,568).

Current Energy and Renewables Corp. and Subsidiary

(formerly “Armm Inc.”)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

5.	STOCKHOLDERS’ EQUITY

a)	Authorized:

Preferred Shares

The Company is authorized to issue 100,000,000 preferred shares with a par value of $0.0001 per share. No preferred shares were issued and outstanding at December 31, 2022 (2021 – nil).

Common Shares

The Company is authorized to issue 250,000,000 shares of common shares with a par value of $0.0001 per share. At December 31, 2022, 20,669,205 common shares (2021 – 19,492,955) were issued and outstanding.

b)	Share Transactions:

During the year ended December 31, 2022, the Company completed the following share transactions:

i)	On January 18, 2022 and January 24, 2022, the Company issued an aggregate of 125,000 common shares to settle the $250,000 of commitment to issue shares recorded as a liability at December 31, 2021 based on the Regulation A share price of $2.00 per share.

ii)	On February 2, 2022, the Company issued 150,000 common shares for services at the fair value of $300,000 based on the Regulation A share price of $2.00 per share.

iii)	On February 11, 2022, 400,000 stock options were exercised at $0.25 per share for gross proceeds of $100,000.

iv)	On February 22, 2022, the Company issued 35,000 common shares to settle debt owed to a consultant for services provided in the amount of $70,000 based on the Regulation A share price of $2.00 per share.

v)	On March 16, 2022, the Company issued 41,250 common shares for services at the fair value of $82,500 based on the Regulation A share price of $2.00 per share.

vi)	On March 16, 2022, the Company issued 125,000 common shares at a price of $2.00 for gross proceeds of $250,000.

vii)	On September 2, 2022, the Company issued 300,000 common shares for services at the fair value of $315,000 based on the closing quoted trading price on the issuance date.

During the year ended December 31, 2021, the Company completed the following share transactions:

i)	On January 1, 2021, the Company committed to issue 15,400 common shares to settle $7,700 of related party accounts payable. On November 26, 2021, the Company issued the 15,400 common shares.

ii)	On May 28, 2021, the Company issued 80,000 common shares at $2.00 per share for gross proceeds of $160,000.

Current Energy and Renewables Corp. and Subsidiary

(formerly “Armm Inc.”)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

iii)	On June 11, 2021, the Company issued the 50,000 common shares at $2.00 per share for gross proceeds of $100,000.

iv)	On August 12, 2021, 500,000 performance warrants were exercised at $0.25 per share for gross proceeds of $125,000.

v)	On August 12, 2021, the Company issued 17,500 common shares at $2.00 per share for gross proceeds of $35,000.

vi)	On August 12, 2021, the Company issued 92,500 common shares to a consultant for services rendered. The fair value of the common shares of $185,000 was recognized as consulting expense.

vii)	On September 17, 2021, the Company issued 50,000 common shares at $2.00 per share for gross proceeds of $100,000.

viii)	On October 6, 2021, the Company issued 52,553 common shares at $2.00 per share for gross proceeds of $105,106.

ix)	On October 22, 2021, the Company issued 392,795 common shares to a consultant for prepayment of marketing services. The fair value of the common shares of $785,590 was recognized as a prepaid asset and is being expensed over the marketing service period. At December 31, 2021, the remaining balance of the prepaid asset was $523,727.

x)	On October 22, 2021, the Company issued 300,000 common shares to a consultant for services rendered. The fair value of the common shares of $600,000 was recognized as consulting expense during 2021.

xi)	On October 22, 2021, the Company issued 117,647 common shares as settlement of accounts payable of $50,000.

xii)	On November 22, 2021, the Company issued 10,000 common shares at $2.00 per share for gross proceeds of $20,000.

xiii)	On August 12, 2021, 600,000 stock options were exercised at $0.25 for gross proceeds of $150,000.

The Company incurred share issuance costs of $30,534 in respect of the share transactions during the year ended December 31, 2021.

During the year ended December 31, 2021, the Company collected stock subscriptions receivable of $37,500 and wrote off stock subscriptions receivable of $18,998.

c)	Stock options:

The Company has granted stock options under the terms of its Stock Option Plan (the “Plan”). The Plan provides that the directors of the Company may grant options to purchase common shares to directors, officers, employees and service providers of the Company on terms that the directors of the Company may determine are within the limitations set forth in the Plan. The maximum number of shares available under the Plan is limited to 15% of the issued common shares. The maximum term of stock options is ten years. All stock options vest on the date of grant, unless otherwise stated. At December 31, 2022, the Company had 2,100,381 stock options available for grant pursuant to the Plan (2021 – 1,148,943). Forfeitures are accounted for as they occur.

Current Energy and Renewables Corp. and Subsidiary

(formerly “Armm Inc.”)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

The Plan is administered by the Board of Directors. At the discretion of the Board of Directors, the Company may from time to time grant options to permitted consultants for services rendered, in lieu of cash payments. The option price is set by the Board of Directors on the date of the grant. The Board of Directors determine the vesting periods.

Changes in stock options during the years ended December 31, 2022 and 2021 were as follows:

	Number Outstanding #	Weighted Average Exercise Price
Balance outstanding at December 31, 2020	2,100,000	$0.36
Granted	275,000	2.00
Exercised	(600,000)	0.25

Balance outstanding at December 31, 2021	1,775,000	$0.68
Granted	725,000	2.00
Exercised	(400,000)	0.25
Expired	(1,100,000)	0.50

Balance outstanding and exercisable at December 31, 2022	1,000,000	$2.00

Summary of stock options outstanding at December 31, 2022:

	Number Outstanding and Exercisable #	Exercise Price $	Vesting Date	Expiry Date	Remaining Contractual Life (Years)
Stock options	(1)200,000	$2.00	February 1, 2021	February 1, 2023	0.09
Stock options	(2)25,000	$2.00	October 26, 2021	October 26, 2023	0.82
Stock options	(2)50,000	$2.00	December 3, 2021	December 3, 2023	0.92
Stock options	(2)50,000	$2.00	January 27, 2022	January 27, 2024	1.07
Stock options	(2)25,000	$2.00	February 16, 2022	February 16, 2024	1.13
Stock options	(2)500,000	$2.00	February 25, 2022	February 25, 2024	1.15
Stock options	(3)100,000	$2.00	April 11, 2022	April 11, 2024	1.28
Stock options	(2)50,000	$2.00	May 5, 2022	May 5, 2024	1.35

(1)	Subsequent to December 31, 2022, these stock options expired unexercised.
(2)	Subsequent to December 31, 2022, these stock options were forfeited unexercised.
(3)	Subsequent to December 31, 2022, 75,000 of these stock options were forfeited unexercised.

For options granted in 2022, the weighted average fair value per option was $0.83. All options vested on the grant date.

During the year ended December 31, 2022, 400,000 (2021 - 600,000) options with an exercise price of $0.25 per common share were exercised. The total intrinsic value for stock options exercised in 2022 was $700,000 (2021 - $1,050,000). The intrinsic value of stock options exercisable and outstanding at December 31, 2022 was $nil (2021 - $2,350,000) and is based upon cash sales of common shares at $2.00 per share. As at December 31, 2022, there was no unrecognized compensation expense related to stock options.

Current Energy and Renewables Corp. and Subsidiary

(formerly “Armm Inc.”)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

During the year ended December 31, 2022, the Company recorded share-based payments for stock option grants in the statement of operations of $560,479 (2021 - $287,886) with respect to stock options relating to consulting services and marketing services. The weighted average fair value of stock options granted during year ended December 31, 2022 and 2021 was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2022	2021
Share price	$2.00	$2.00
Exercise price	$2.00	$2.00
Risk-free interest rate	1.66% - 2.66%	0.61%
Expected life	1.19 years	2.0 years
Expected volatility*	100%	100%
Expected dividends	Nil	Nil

* Based upon management’s estimate of peer group volatility.

d)	Warrants:

Changes in share purchase warrants during the years ended December 31, 2022 and 2021 are as follows:

	Number Outstanding	Weighted Average Exercise Price
Balance outstanding and exercisable at December 31, 2020	1,200,000	$0.25
Exercised	(500,000)	$0.25

Balance outstanding and exercisable at December 31, 2022 and 2021	700,000	$0.25

Summary of warrants outstanding at December 31, 2022:

	Number Outstanding and Exercisable	Exercise Price	Expiry Date	Remaining Contractual Life (Years)
Warrants	700,000	$0.25	July 11, 2024	1.53

6.	COMMITMENTS AND CONTINGENCIES

a)	Commitment to issue shares:

On November 12, 2021, the Company completed a financing of 37,500 common shares at $2.00 for gross proceeds of $75,000. At December 31, 2021, the common shares had not yet been issued and were included in Commitment to Issue Common Shares. The common shares were issued on January 24, 2022.

On December 31, 2021, the Company completed a financing of 12,500 common shares at $2.00 for gross proceeds of $25,000. At December 31, 2021, the common shares had not yet been issued and were included in Commitment to Issue Common Shares. The common shares were issued on January 18, 2022.

Current Energy and Renewables Corp. and Subsidiary

(formerly “Armm Inc.”)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

On December 31, 2021, the Company complete a financing of 75,000 common shares at $2.00 for gross proceeds of $150,000. At December 31, 2021, the common shares had not yet been issued and were included in Commitment to Issue Common Shares. The common shares were issued on January 18, 2022.

b)	Litigation:

A vendor has filed a lawsuit against the Company claiming unpaid amounts under a marketing agreement for $180,169. The Company has accrued the amount in accounts payable and accrued liabilities as at December 31, 2022.

7.	INCOME TAXES

The Company recognizes deferred tax consequences of temporary differences in reporting items for financial statement and income tax purposes, as appropriate. Realization of future tax benefits related to the deferred tax assets is dependent on many factors, including the Company’s ability to generate future taxable income.

Significant components of the Company’s deferred tax assets and liabilities for federal income taxes as of December 31, 2022 and 2021 are as follows:

	2022	2021
Deferred tax assets:
Deferred tax asset from net operating loss carryforward	$1,776,265	$1,374,935
Share-based compensation	117,701	60,456
Accrual to cash tax adjustment	150,038	(112,177)
Valuation allowance	(2,044,004)	(1,323,214)

Net deferred income tax assets	$-	$-

A reconciliation of the income tax provision computed at statutory rates to the reported income tax provision for the years ended December 31, 2022 and 2021 is as follows:

	2022	2021
Statutory tax rate	21%	21%

Book loss before income taxes	$3,168,336	$2,408,778

Provisions (benefit) computed using the statutory rate:	665,351	505,843
Increase (decrease) in income tax recovery resulting from:
Permanent differences and other	55,439	9,452
Change in valuation allowance	(720,790)	(699,413)

Income tax provision (benefit)	$-	$(184,118)

The income tax benefit for 2021 was due to increased tax windfall benefits from stock-based compensation transactions that had occurred during the year.

Current Energy and Renewables Corp. and Subsidiary

(formerly “Armm Inc.”)

Notes to Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

At December 31, 2022, the Company has accumulated net operating losses of approximately $8,500,000 (2021 - $6,500,000) which are available to carryforward and offset future years’ taxable income. As a result of tax legislation enacted in the U.S. at the end of 2017, net operating losses arising in tax year beginning after December 31, 2017 can be carried forward indefinitely instead of 20 years and carrybacks are no longer permitted. However, the net operating loss carryforward is limited based on changes in shareholders and is limited to zero based on a change in business (Note 8).

At December 31, 2022 and 2021, the Company did not have any unrecognized tax benefits. The Company recognizes penalties and interest from income tax matters in its statement of operations. The Company currently has no federal tax examinations in progress nor has it had any federal examinations since its inception. The Company is subject to U.S. federal and state income tax examination for tax years 2019 and forward. Tax returns for years prior to 2018 may remain open with respect to net operating loss carryforwards that are utilized in a later year, as tax attributes from prior years can be adjusted during an audit of a later year.

8.	SUBSEQUENT EVENTS

In preparing these financial statements, the Company evaluated events that occurred after the December 31, 2022 balance sheet date through December 22, 2023, which is the date the financial statements were available to be issued.

Subsequent to December 31, 2022:

i)	On March 6, 2023, the Company issued 90,909 common shares to the former President as compensation for past services.

ii)	The Agreement and Plan of Merger with CER closed on June 2, 2023. As consideration for the acquisition of CER, each former CER shareholder is to receive 1.75 common shares of the Company in exchange for each common share of CER which equates to approximately 197 million shares of the Company. Following the completion of the Acquisition, the former CER shareholders now hold approximately 91% of the issued and outstanding shares of the Company. In November 2023, the Company increased its authorized common share to 250,000,000 which has been retroactively presented on the accompanying consolidated balance sheet and changed its name to “Current Energy and Renewables Corp.” by filing amended articles with the State of Nevada, however, the name change and symbol change with FINRA is pending.

Item 8.	Exhibits

2.1	Articles of Incorporation**
2.2	Bylaws**
6.1	Stock Option Plan**

** Previously filed as an exhibit to the Company’s Form 1-A

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this annual report on Form 1-K to be signed on its behalf by the undersigned, thereunto duly authorized, in Frisco, Texas on February 7, 2024.

CURRENT ENERGY & RENEWABLES CORP.

By: /s/ David Coburn, Executive Chairman & Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

By:	/s/ David Coburn Executive Chairman & Director
Current Energy & Renewables Corp. February 7, 2024

By:	/s/ Sue Smith Chief Financial Officer
Current Energy & Renewables Corp.